

July 24, 2014

Via E-mail
Mr. Lawrence B. Alletto, Chief Financial Officer
Revlon, Inc.
237 Park Avenue
New York, NY 10017

> **Re: Revlon, Inc.**
> **Revlon Consumer Products Corporation**
> **Form 10-K for the year ended December 31, 2013**
> **Filed March 5, 2014**
> **Definitive Proxy Statement**
> **Filed April 24, 2014**
> **File Nos. 1-11178 and 033-59650**

Dear Mr. Alletto:

We have reviewed your response to our comment letter dated July 2, 2014 and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Definitive Proxy Statement

Incentive Compensation: Long-Term Compensation, page 25

1.   We note your response to comment one in our letter dated July 2, 2014. In future filings, please clarify how the target LTIP awards are determined for each of your named executive officers. We note disclosure that the LTIP awards are structured as flat dollar amounts, tiered to levels of responsibility within the organization and that since 2010 the LTIP awards are granted to enable the company to maintain total compensation at competitive levels. However, it is unclear what factors the Compensation Committee used to determine the flat dollar amount used in the calculation of the LTIP amount paid to each of your named executive officers.

You may contact Mindy Hooker at (202) 551-3732 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood at (202) 551-3345 or me at (202) 551-3768 with any other questions.

Sincerely,

/s/ John Cash

John Cash
Branch Chief

Cc: Lucinda Treat, Revlon, Inc.